NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Direxion Shares ETF Trust (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Direxion Large Cap Insider Sentiment Shares (suspended: 1/22/2013) symbol:
INSD

Direxion S&P Latin America 40 DRRC Volatility Response Shares (suspended:
1/22/2013) symbol: VLAT

Direxion S&P 1500 DRRC Volatility Response Shares (suspended: 1/22/2013) symbol: VSPR

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the issuer has liquidated the securities listed above. Accordingly, trading in each issue was suspended before the opening on the dates specified above.